

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 14, 2017

Wing Hong Sammy Hsieh
Chief Executive Officer
iClick Interactive Asia Group Ltd.
15/F Prosperity Millennia Plaza
663 King's Road, Quarry Bay
Hong Kong S.A.R., People's Republic of China

> **Re: iClick Interactive Asia Group Ltd**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted May 18, 2017**
> **CIK No. 0001697818**

Dear Mr. Hsieh:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Prospectus Summary, page 1

1.   You provide industry statistics based on a report prepared by Frost & Sullivan that you commissioned. Please revise where applicable to provide the title and date of the report. Also, please provide us with a copy of the report supplementally.

Risk Factors

The independent online marketing technology market is highly fragmented …, page 19

2.   Please describe any material strategic partnerships here and in Business.

Corporate History and Structure, page 68

3.   You disclose on page 68 that you commenced your online marketing business in 2009, but on page F-13, two of your subsidiaries, Digital Marketing Group Limited and Tetris Media Limited, were incorporated in October 2006 and July 2007, respectively. Please briefly describe the activity of these entities prior to 2009 and clarify how they were acquired by Optimix Media Asia Limited.

4.   Please describe the material terms of the Share Purchase Agreement with OptAim Limited and its shareholders to acquire the equity and the VIE arrangements of OptAim entered into in July 2015, as briefly mentioned on page F-12.

5.   You disclose that the laws and regulations that imposed restrictions on foreign ownership in advertising companies in the PRC were abolished in June 2015. Please tell us why you did not acquire the direct ownership of Beijing OptAim Network Technology Co., Ltd. when you acquired OptAim in July 2015. Also tell us why you were able to directly hold the majority ownerships of your other PRC subsidiaries that conduct the advertising business before the abolishment of the restrictions on foreign ownership.

6.   We note that your wholly foreign owned enterprise OptAim Beijing entered into a series of contractual arrangements with OptAim Network and its two shareholders to control and receive the economic benefits of OptAim Network and its subsidiary Zhiyanzhong. Since the laws prohibiting direct foreign ownership of PRC-based advertising entities have been repealed in June 2015, please revise to clarify what steps you will perform to unwind the VIE structure to wholly own OptAim Network and its subsidiary. For example, please clarify if you intend to exercise the exclusive call option agreement.

7.   Please add disclosure to identify each operating entity in the organizational chart on page 69 and briefly describe the activities performed by each operating unit. For example, please clarify which entities generate sales of your platform, and what types of products and services are offered by each operating entity.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 75

8.   Please balance your disclosure of the significant increase in gross billing from mobile audience solutions during 2016 compared to 2015 by quantifying the contributing effect from your acquisition of OptAim in July 2015.

Key Operating and Financial Metrics, page 76

9.   In the table on page 76, net revenues as a percentage of gross billings increased from 6.7% in 2015 to 24.5% in 2016 for mobile audience solutions, while it decreased from 29.9% to 15.9% for other solutions. Please revise to explain these changes. Clarify why mobile audience solutions gross billings yields a higher percentage of net revenues compared to other solutions.

Key Factors Affecting Our Results of Operations

Our Ability to Enlarge Audience Data Set, Strengthen Data Analytics Capabilities and Innovate Technologies, page 80

10.   Please expand your discussion of customers' minimum key performance indicators to provide a description of the most important or common KPIs used by your customers.

11.   You reference on page 107 how your platform provides tools to marketers to help them target audience engagement for marketing opportunities and that your engagement with marketers will expand and deepen. Please advise whether management has any key metrics that measures marketer engagement beyond gross billings or net revenue.

Critical Accounting Policies

Revenue Recognition, page 83

12.   You disclose that you recognize advertising revenues from cost-plus campaigns on a net basis and revenues from performing specified actions on a gross basis. Please provide an analysis that supports your positions considering all factors outlined in ASC 605-45-45. As part of your response, please also address the following:

- Clarify the key terms of your respective arrangements with your customers and with the publishers, search engines or ad exchanges;
- Whether you buy the adverting inventory in advance or on a real-time basis;
- Which party has discretion in selecting publishers, search engines or ad exchanges to place advertisements once those are identified;
- How you bear the sole responsibility for fulfillment of the marketing service when you perform specified actions and how this process differs from the cost-plus campaigns; and
- Tell us how each party's rights and obligations are different in your self-service model and full service model and how those differences are considered in determining gross vs. net presentation.

13.   Please tell us how you determined the timing and measurement of the rebates revenue earned from online publishers, specifically, how you determined fees are fixed or determinable when evaluating the terms of the arrangements with the publishers.

14.   Your disclosure on page F-24 indicates the rebates received from publishers are recorded as a reduction of cost of revenue when you act as a principal. Please tell us the amounts you recorded as rebate revenue and reduction of cost of revenue, respectively, during each annual period presented and how you considered ASC 605-50-45-12 through 45-14 in determining such amounts. Also describe to us how you are able to distinguish publisher rebates earned from transactions where you act as an agent from those where you act as a principal.

15.   You disclose for cost-plus campaigns and rebates earned from certain website publishers, rebates and discounts granted to clients are recorded as a deduction from revenue. Please describe the type or nature of such clients. This also appears to contradict your disclosures on pages 77 and 88, which indicate rebates and discounts to your customers in connection with your net model are included in cost of revenues. Please revise or advise.

16.   To the extent the rebates and discounts to your customers in connection with your net model are recorded as cost of revenues, tell us why you believe the characterization is appropriate, and cite the accounting literature to support your position. Also describe to us how you are able to distinguish rebates paid to your customers for transactions where you act as an agent from those paid where you act as a principal.

17.   Tell us in more detail the terms of free or extended advertising campaigns in your arrangements with clients and how you account for these in the cost-plus campaigns. Also tell us how you account for the free or extended advertising campaigns in your specified action arrangements, if any.

18.   You disclose on page 119 that your content distribution opportunities span the mobile and PC channels and include various formats such as video and traditional banner ads. Please disclose your accounting policy for multiple-element arrangements or advise why such disclosure is not needed.

19.   Your disclosure on page 80 indicates your customers require certain key performance indicators, such as a minimum number of clicks on the marketing messages, to be met. Please tell us how you evaluated such KPIs in determining the timing of revenue recognition. Also tell us whether your entitlement to payments from customers is contingent upon the completion of the delivery of all the elements.

20.   Where rebates granted to your customers are recorded as reduction of revenue and rebates received from the publishers are recorded as reduction of cost of revenue, please

tell us how you considered ASC 605-50-25-7 through 25-11 in measuring and recording such rebates. Also tell us the amounts the rebates granted to your customers recorded as reduction of revenue during each presented period. In addition, clarify your disclosure accordingly.

Results of Operations

Year Ended December 31, 2016 compared to Year Ended December 31, 2015, page 90

21. Please revise to quantify the effects of your acquisition of OptAim on the changes in your revenue and cost of revenue. To the extent material, revise to disclose the impact of foreign exchange rate on your revenue and costs revenue. In this regard, we note on page 88 that you derived 53.2% and 25.3% of net revenues from customers outside China in 2015 and 2016, respectively. Refer to Item 5.A to Form 20-F.

22. You disclose on page 17 the downward pricing pressure on and increased media costs for your mobile audience solutions. Given the increasing weight of your revenues generated from mobile solutions and your prioritizing mobile strategy, please revise to provide quantitative analyses of how your revenues from mobile audience solutions and related gross margin are impacted by the changes in pricing and volume of service being sold, respectively. To the extent material, segregate the impacts from the changes in the percentage of revenue reported on a gross basis, rebates received and rebates paid. Refer to Item 5.A to Form 20-F and Section III.B of SEC Interpretive Release 33-8350.

23. Please revise to provide the dollar amount or percentage changes in your net revenues from other solutions that are attributable to various contributing factors, such as the percentage of revenue being recognized on a net basis and gross billing from other solutions. The same comment applies to your discussions on costs of revenues and the items in your operating expenses. Refer to Item 5.A to Form 20-F and Section III.B of SEC Interpretive Release 33-8350.

24. In light of your explanation on page 91 that the decrease in gross margin profit from 47.1% in 2015 to 36% in 2016 is attributable to stronger bargaining power of mobile publishers, please revise to provide gross margin and gross margin percentage from mobile audience solutions and from other solutions.

Business

Our Solutions, page 111

25. Please clarify whether all of your solutions are provided in an integrated platform suite under the iClick brand. Please also clarify whether the OptAim solutions have been integrated into the iClick platform and whether marketers can use the iClick platform to

purchase advertising or build a marketing campaign through both desktop and mobile devices.

26.   Mobile audience solutions appear to consist of marketing activity related to mobile applications. Please clarify whether search engine marketing performed through a mobile search engine application would be considered a mobile audience solution or another solution.

Our Content Distribution Channels, page 119

27.   Please revise to provide more detail of your relationships with large companies such as Tencent, Baidu, Google, and Alibaba, including whether your ad traffic is concentrated with their publishing platforms and how their products compete with your platform. Please clarify if you consider these entities to be part of the PRC online marketing technology industry or if they have units that would be considered part of the PRC independent online marketing technology industry.

Our Customers, page 120

28.   On page F-35, you disclose that you had two individual customers that comprised of 18% and 11%, respectively, of your total net revenue for 2016. Please revise to provide more details of your relationship with them, including terms of any material contracts that you are substantially dependent upon, particularly with the 18% customer. Please refer to Item 4.B.6 of Form 20-F for further guidance.

29.   Please clarify whether a material amount of your end marketers, marketer agencies, or direct marketer are customers based outside of the PRC, Hong Kong or Singapore. Further, if a North American advertiser wanted to use your platform to reach PRC-based mobile phone users, clarify whether this revenue would be considered PRC-based or Other.

Regulation, page 124

30.   Please revise to clarify whether you are an "advertiser operator" subject to the content review and conduct requirements of the Advertising Law by the Standing Committee of the National People's Congress dated April 24, 2015, effective on September 1, 2015, and the July 4, 2016 State Administration for Industry and Commerce Interim Measures for the Administration of Internet Advertising. Also, please clarify whether you have policies and procedures implemented to comply with these laws.

Management, page 133

31.   Please clarify whether Mr. Yau Ping Ng is the same individual as "Ricky Ng" listed as a co-founder on your website and clarify if he is an employee or an executive officer.

32.   Please clarify whether your purchasers of Series A, B, C, D, or E Preferred Stock were granted any special voting rights, such as the ability to appoint a director. We note that directors Ms. Yu Long, Mr. Xiangji Zhang, Mr. Antares Au, and Mr. Francis Hun Ming Won appear to be affiliated with the purchasers of your Series A, B, C, and D Preferred Stock.

Board of Directors, page 135

33.   On pages 135 and 136, you indicate that you will satisfy the "independence" requirements of either the NYSE or the NASDAQ Stock Market for your audit, nominating, and compensation committees. Please revise to clarify whether you are exempt from exchange corporate governance rules due to your status as a foreign private issuer and if you are voluntarily complying with such rules. Further, please clarify whether any of your corporate governance practices differs from those required under exchange listing requirements for domestic companies.

34.   You disclose on page 137 that your directors are not subject to a term of office. Please clarify, if true, that there is no requirement for annual election of directors both in your management and risk factors sections.

Principal Stockholders, page 142

35.   We note that your board includes directors who are affiliated with your principal shareholders Bertelsmann Asia Investments AG, Blue Focus International Limited, Czerny Holdings Limited and Cervetto Holdings Limited, and Sumitomo Corporation Equity Asia Limited. Please advise us whether beneficial ownership of their respective shares should be attributable to directors Ms. Yu Long, Mr. Xiangji Zhang, Mr. Antares Au, and Mr. Francis Hun Ming Wong, pursuant to Rule 13d-3, and included in the "All directors and Executive Officers as a Group" line in your beneficial ownership table on page 141 of your registration statement.

iClick Interactive Asia Group Limited

Notes to the Consolidated Financial Statements

Note 3(a) PRC regulations, F-31

36.   Please revise to provide a description of recognized and unrecognized revenue-producing assets that are held by the OptAim VIE. These assets may include license, trademarks, other intellectual property, facilities or assembled workforce. In this regard, we note on pages F-38 and F-39 that the self-developed computer software and systems amounted to approximately $20 million when you acquired OptAim. Also revise to provide intercompany payable to OptAim WFOE for the accrued service fees and the service fees you have received from OptAim VIE at the end of and during each presented period. Refer to paragraphs 2AA.d and 5A.d of ASC 810-10-50.

Note 16 Redeemable convertible preferred shares, page F-45

37.   You disclose on page F-46 that for the repurchased Series B-1 preferred shares, you charged the excess of the purchase price over the carrying value to retained earnings or to additional paid in capital if retained earnings were zero. We note on page F-8 that the excess of fair value of the repurchased shares over the repurchase price appears to be recorded as a reduction of accumulated deficit by $2.59 million, akin to contribution from a shareholder. Please revise your disclosure to clarify your accounting treatment for this repurchase transaction. In your response, cite the accounting literature to support your accounting. Also tell us how this deemed contribution is considered in calculating your basis and diluted loss per share.

Note 19 Share-based compensation, page F-54

38.   You disclose within this footnote that the expected term is determined by assuming the share options will be exercised towards the end of maturity dates. Please tell us how you developed the expected term of the options. Refer to ASC 718-10-55-30 to 55-31.

39.   We note on page 64 that in December 2016, your board of directors and shareholders authorized the issuances of 1,068,114 and 801,086 ordinary shares to certain employees upon fulfillment of certain performance conditions in 2017 and 2018, respectively. Tell us how you accounted for these awards. In your response, please tell us how you determined the grant date for these awards and whether the grantees need to remain as employees when the performance conditions are met in order to receive the shares. In addition, revise to provide the required disclosures pursuant to ASC 718-10-50 as well as the expected impact the related charges will have on your financial statements. Refer to ASC 855-10-50.

Note 21 Income taxes, page F-58

40.   We note your disclosures regarding the undistributed earnings of your subsidiaries in the PRC and Taiwan on page F-59. Please revise to disclose the amount of undistributed earnings that are considered to be indefinitely reinvested and the amount of unrecognized deferred tax liabilities associated with such earnings. Also clarify to us whether the undistributed earnings of your subsidiaries in Taiwan are considered to be indefinitely reinvested. Refer to ASC 740-30-50-2.b and 50-2.c.

41.   Please tell us if there is any outside basis that resulted from your acquisition of OptAim with an existing VIE structure and tell us why you do not believe any deferred tax liability should be recoded for such outside basis difference, if any. Revise to provide the disclosures pursuant to ASC 740-30-50 or advise why such disclosure is not needed.

Note 26 Unaudited pro forma balance sheet and net loss per share, page F-63

42.   We note on page F-51 your accounting for the bifurcated conversion and redemption features of your preferred shares as derivative liabilities. Revise your calculation of pro forma net loss per share to exclude from the numerator the gain from the fair value decrease of the derivative liabilities, net of any tax.

Recent Sales of Unregistered Securities, page II-1

43.   Please revise to disclose the value of the consideration received for all of the issuances of unregistered shares of ordinary shares issued since January 1, 2014. We note that on page 152 you describe such share issuances as relating to acquiring Buzzinate and OptAim, and compensation for consulting services. Please refer to Item 7 of Form F-1 and Item 701(c) of Regulation S-K for further guidance.

General

44.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

45.   Please supplementally provide us with copies of any additional graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Shuang Zhao, Esq.
        Cleary Gottlieb Steen & Hamilton (Hong Kong)